                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (RULE 13d-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 5)(1)

                                   ZILOG, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    989524301
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  August 8, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

_____________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  989524301                  13D                                 Page 2

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Partners Master Fund, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Cayman Islands
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         400,126
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           400,126
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     400,126
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.4%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     PN
--------------------------------------------------------------------------------
______________
(1) Based on 16,925,960 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at May 31, 2008, as reported in the Issuer's Annual Report on Form 10-K/A for the year ended March 31, 2008 filed with the Securities and Exchange Commission on July 29, 2008.

CUSIP No.  989524301                  13D                                 Page 3

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Management LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     AF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         556,973(2)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           791,782(3)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           556,973 (2)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    791,782(3)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,324,607(3)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [x]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.8%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     IA
--------------------------------------------------------------------------------
______________
(1) Based on 16,925,960 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at May 31, 2008, as reported in the Issuer's Annual Report on Form 10-K/A for the year ended March 31, 2008 filed with the Securities and Exchange Commission on July 29, 2008.

(2) Because Riley Investment Management LLC has sole investment and voting power over 400,126 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 156,847 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(3) Riley Investment Management LLC has shared voting and dispositive power over 791,782 shares of Common Stock held by its investment advisory clients, 767,634 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No.  989524301                  13D                                 Page 4

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     B. Riley & Co., LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         84,300
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           84,300
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     84,300
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     .5%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     BD
--------------------------------------------------------------------------------
______________
(1) Based on 16,925,960 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at May 31, 2008, as reported in the Issuer's Annual Report on Form 10-K/A for the year ended March 31, 2008 filed with the Securities and Exchange Commission on July 29, 2008.

CUSIP No.  989524301                  13D                                 Page 5

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bryant R. Riley
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     AF, WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         556,973(4)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           876,082(5)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           556,973 (4)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    876,082 (5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,408,907(5)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [x]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.3%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     IN
--------------------------------------------------------------------------------
______________
(1) Based on 16,925,960 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at May 31, 2008, as reported in the Issuer's Annual Report on Form 10-K/A for the year ended March 31, 2008 filed with the Securities and Exchange Commission on July 29, 2008.

(4) Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.'s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 400,126 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 156,847 shares held in managed accounts by its investment advisory clients.

(5) Riley Investment Management LLC has shared voting and dispositive power over 791,782 shares of Common Stock held by its investment advisory clients, 767,634 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Mr. Riley disclaims beneficial ownership of the non-affiliated shares. B. Riley & Co., LLC has sole voting and dispositive power over 84,300 shares of Common Stock. Mr. Riley is the Chairman and sole equity owner of B. Riley & Co., LLC.

CUSIP No.  989524301                  13D                                 Page 6


ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

On August 8, 2008, the Reporting Persons entered into a settlement agreement (the "Settlement Agreement") with the Issuer. Pursuant to the Settlement Agreement, among other things, the Issuer will increase the size of its board to six directors, divided evenly into the three classes of directors and Eric Singer will be elected as a Class III Director of the Issuer. Upon his appointment, Mr. Singer will be appointed to the Compensation Committee of the Board, assuming he satisfies applicable legal requirements and listing standards.

The Issuer is obligated to include Mr. Singer in its Board of Director's slate of nominees for election as a Class III Director at the Issuer's 2008 annual meeting and to use its reasonable best efforts to cause Mr. Singer's election at the meeting. RIP agreed to withdraw its nomination letter for the 2008 annual meeting.

Pursuant to the Settlement Agreement, the Reporting Persons agreed to vote in favor of the Board's slate of nominees at the 2008 and 2009 annual meetings.

Pursuant to the Settlement Agreement, the Reporting Persons agreed, subject to certain exceptions, that until at least the first day after the earlier of the 2009 annual meeting or October 10, 2009, the Reporting Persons and their affiliates cannot, without specified prior consent of the Board: (i) effect, offer, participate, propose to effect, or cause any (x) tender offer or exchange offer, merger, acquisition or other business combination involving the Issuer or any of its subsidiaries; (y) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries or (z) any form of restructuring, recapitalization or similar transaction with respect to the Issuer or any of its subsidiaries; (ii) acquire, offer or propose to acquire any of the Company's voting securities (or beneficial ownership thereof), or rights or options to acquire any voting securities if it would result in the Reporting Persons and its affiliates beneficially owning more than 13% of the then outstanding Common Stock; (iii) engage in any solicitation of proxies or consents to vote in opposition to the recommendation of the Board; (iv) knowingly seek to influence any person with respect to the voting of any securities of the Company in opposition to the recommendation of the Board; (v) knowingly seek to control or influence the management or the policies of the Company; (vi) seek to control the Board or initiate or take any action to obtain representation on the Board, or seek the removal of any director from the Board; (vii) seek to amend any provision of the Company's Articles of Incorporation or Bylaws except as may be approved by the Board; (viii) grant any proxy rights with respect to the Common Stock to any person not designated by the Company; (ix) call or seek to have called any meeting of the shareholders of the Company; (x) propose any matter for submission to a vote of the shareholders of the Company; (xi) execute any written consents, waiver or demand with respect to the Common Stock; (xii) unless required by law, make any public disclosure, announcement or statement in support of any non-Issuer proxy solicitation, concerning the matters described in (i) through (x) above, or negatively commenting upon the Issuer; (xiii) enter into any agreements with any third party with respect to any of the foregoing; or (xiv) form, join or participate in a group in connection with or for any of the foregoing purposes.

The Settlement Agreement may be terminated by the non-breaching party in the event of a material breach by any party, subject to a five-business day cure period. The Settlement Agreement will also be terminated if the Company's definitive proxy statement is not filed with the SEC on or prior to August 31, 2008 with Mr. Singer as a nominee and the 2008 Annual Meeting is not held by October 10, 2008, in which case RIP's nomination letter shall be deemed to have not been withdrawn.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to Exhibit A.

CUSIP No.  989524301                  13D                                 Page 7

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         Item 5(c) is amended to add the following:

         (c) In the ordinary course of business, BRC may effect transactions in connection with its market making activities, as well as for customer transactions. The transactions effected by the Reporting Persons in Common Stock that have taken place since the Reporting Persons' last filing are set forth below:


Name                           Trans Code   Quantity       Price     Trade Date
----                           ----------   --------       -----     ----------
RIP                            BY             18,300         2.9     7/9/2008
                               BY             35,000         2.9     7/10/2008
                               BY                237         2.9     7/11/2008
                               BY             14,673         2.9     7/15/2008
                               BY                200         2.91    7/16/2008
                               BY              1,850         2.9     7/17/2008
                               BY              6,515         2.95    7/22/2008
                               BY              4,284         2.95    7/23/2008
                               BY             11,768         3.1976  7/24/2008
                               BY              5,000         3.98    7/31/2008



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 as previously filed is hereby amended to add the following:

         See Item 4.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A: Settlement Agreement, dated as of August 8, 2008, by and among, the Issuer and the Reporting Persons.

CUSIP No.  989524301                  13D                                 Page 8

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2008

                                     Riley Investment Partners Master Fund, L.P.
                                     By: Riley Investment Management LLC,
                                         its General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     Riley Investment Management LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co, LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Chairman



                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley

EXHIBIT A

                              SETTLEMENT AGREEMENT
                              --------------------

                  THIS SETTLEMENT AGREEMENT (this "Agreement"), dated as of August 8, 2008, is made by and among ZiLOG, Inc., a Delaware corporation (the "Company"), and the other persons and entities that are signatories hereto (collectively, the "Riley Group," and each, individually, a "member" of the Riley Group) which presently are or may be deemed to be members of a "group" with respect to the common stock of the Company, $0.01 par value per share (the "Common Stock"), pursuant to Rule 13d-5 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company and the Riley Group are each sometimes referred to herein as a "Party."

                                    RECITALS
                                    --------

                  WHEREAS, the Riley Group is the beneficial owner of 1,408,907 shares of Common Stock and in addition possesses shared voting and dispositive power over 24,148 shares of Common Stock, over which beneficial ownership is disclaimed;

                  WHEREAS, on July 3, 2008, the Riley Investment Partners Master Fund L.P. delivered to the Company a letter (the "Nomination Letter") regarding the nomination of directors for election to the Company's board of directors (the "Board") at the 2008 annual meeting of stockholders of the Company (the "2008 Annual Meeting") and proposals to amend the Company's bylaws and concurrently filed a Schedule 14A with the SEC announcing its intent to solicit proxies for the election of its own opposition slate of nominees (the "Proxy Solicitation") for election to the Board at the 2008 Annual Meeting; and

                  WHEREAS, the Company and the members of the Riley Group have determined that the interests of the Company and its stockholders would be best served at this time by, among other things, avoiding the Proxy Solicitation and the expense and disruption that may result therefrom.

                                    AGREEMENT

                  NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby, agree as follows:

         1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Riley Group that:

                  (a) this Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles;

                  (b) neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby nor the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will conflict with, or result in a breach or violation of, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to the terms of, any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject;

                  (c) the execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder do not and will not violate the Certificate of Incorporation, Bylaws or any policy, procedure, charter or code of the Company, each as amended to date; and

                  (d) the execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder do not and will not violate in any material respect any law, rule, regulation or order of any court or other agency of government that is applicable to the Company.

         2. REPRESENTATIONS AND WARRANTIES OF THE RILEY GROUP. Each member of the Riley Group represents and warrants to the Company that:

                  (a) this Agreement has been duly authorized, executed and delivered by each member of the Riley Group, and is a valid and binding obligation of each such member, enforceable against each such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles;

                  (b) the execution and delivery by each member of the Riley Group of this Agreement and the performance by each such member of its obligations hereunder do not and will not violate, any governing partnership agreement, membership agreement and/or any other governing instruments of such member, or any policy, procedure, charter or code of such member, each as amended to date;

                  (c) the execution and delivery by each member of the Riley Group of this Agreement and the performance by each such member of its obligations hereunder do not and will not violate in any material respect any law, rule, regulation or order of any court or other agency of government that is applicable to such member;

                  (d) Eric Singer, (the "Riley Director") is "independent" as "independence" is defined by the listing standards of The NASDAQ Stock Market LLC; and

                  (e) the Riley Group is the beneficial owner of, in the aggregate, more than five percent (5%) of the outstanding Common Stock, as of the date hereof, and such ownership is set forth on Exhibit A hereto.

         3. COVENANTS OF THE COMPANY.

                  (a) Promptly after execution of this Agreement, the authorized size of the Board shall be increased to six (6) directors divided evenly into the three classes of directors, and the Riley Director shall be elected to the Board as a Class III director of the Company.

                  (b) Upon his election, the Board shall appoint the Riley Director to the Compensation Committee of the Board for the duration of his service on the Board; provided the Riley Director is then qualified to serve on the Compensation Committee under applicable legal requirements and listing standards. If at such time as the Riley Director is not so qualified, he may be removed from the Compensation Committee by the Board. Based solely upon information provided by, and representations from, Mr. Singer, the Company believes that Mr. Singer is currently qualified to serve on the Compensation Committee under applicable legal requirements and listing standards. The Company has no reasonable basis to presently believe that Mr. Singer is not qualified to serve on the Compensation Committee under applicable legal requirements and listing standards.

                  (c) The Company shall include the Riley Director in the Board's slate of nominees for election as a Class III director of the Company at the 2008 Annual Meeting and use its reasonable best efforts to cause the election of the Riley Director at the 2008 Annual Meeting, including, without limitation, recommending that the Company's stockholders vote in favor of the election of the Riley Director at the 2008 Annual Meeting and voting the shares of Common Stock represented by all proxies granted by stockholders in connection with the solicitation of proxies by the Board in connection with the 2008 Annual Meeting in favor of the Riley Director, except for such proxies that specifically indicate a vote to withhold authority with respect to the Riley Director. Neither the Board nor the Company shall take any position, make any statements or take any action inconsistent with such recommendation. Based solely upon information provided by, and representations from Mr. Singer (excluding Section 2(d) hereof), the Company believes that Mr. Singer is currently "independent" as defined by the listing standards of The NASDAQ Stock Market LLC.

                  (d) The Riley Director, upon appointment and election to the Board, will serve as a full member of the Board and be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines as are applicable to all directors of the Company, and shall have the same rights and benefits as are applicable to all independent directors of the Company, including (but not limited to) insurance, indemnification, compensation and fees.

                  (e) In the event the Riley Director shall resign prior to the expiration of the term for which he is elected to serve on the Board, then the Riley Group shall have the right to nominate for election by the Board a replacement solely to serve the remainder of such Riley Director's term on the Board, provided that the Riley Group beneficially owns at least 846,300 shares of Common Stock (as adjusted for reverse stock splits, stock splits and stock dividends). The Riley Group hereby agrees that such nominee shall be "independent" as "independence" is defined by the listing standards of The NASDAQ Stock Market LLC and that such nominee shall not be Bryant Riley. In addition, such nominee shall provide all information required of shareholder nominees as set forth in the Company's proxy statements filed with the SEC and such further information as reasonably requested by the Nominating and Corporate Governance Committee to determine the qualifications and independence of such nominee. The appointment of such nominee shall be subject to the approval of the Board. All references in this Agreement to the Riley Director shall also be deemed to mean such persons as may be appointed a member of the Board pursuant to this Section 3(e).

         4. COVENANTS OF THE RILEY GROUP.

                  (a) Subject to the inclusion of Mr. Singer in the Board's slate of nominees for election as a Class III director of the Company at the 2008 Annual Meeting, the Riley Group agrees to vote in favor of the Board's slate of nominees for election as directors of the Company at the 2008 and 2009 Annual Meetings; provided that the Riley Group is not otherwise specifically instructed by their client(s) to vote in another manner.

                  (b) Immediately prior to the issuance of the press release contemplated in Section 7 hereof, the Riley Group shall, subject to Section 20 hereof: (i) irrevocably withdraw the Nomination Letter and shall take all action necessary or appropriate to terminate the Proxy Solicitation and (ii) file a
Schedule 13D/A notifying the SEC of the termination of the Proxy Solicitation. The Riley Group shall make all other necessary filings with the SEC to accomplish such withdrawal and termination and at its own expense.

                  (c) Within 5 business days of the Riley Group beneficially owning less than 846,300 shares of Common Stock (as adjusted for reverse stock splits, stock splits and stock dividends), the Riley Group shall cause the Riley Director to promptly tender his resignation from the Board and any committee of the Board on which he then sits. In furtherance of this Section 4(c), the Riley Director, upon his appointment to the Board, shall execute an irrevocable resignation as director in the form attached hereto as Exhibit B.

         5. STANDSTILL PERIOD.

                  (a) Each member of the Riley Group agrees that until the first day following the earlier of (x) the date of the 2009 annual meeting of stockholders of the Company and (y) October 10, 2009 (such period, the "Standstill Period"), without the prior written consent of the Board specifically expressed in a written resolution adopted by a majority vote of the entire Board, neither it nor any of its Affiliates (as such term is defined below) under its control or direction will, directly or indirectly, or in conjunction with any other person or entity:

                           (i) effect or seek to effect (including, without
limitation, by entering into any discussions, negotiations, agreements or understandings), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in way knowingly assist or facilitate any other person to effect or seek, offer or propose to effect any (x) tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries; (y) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries or (z) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries;

                           (ii) acquire, offer or propose to acquire any voting
securities (or beneficial ownership thereof), or rights or options to acquire any voting securities (or beneficial ownership thereof) of the Company if after any such case, immediately after the taking of such action the Riley Group, together with its respective Affiliates, would in the aggregate, beneficially own more than 13% of the then outstanding Common Stock;

                           (iii) engage in any solicitation of proxies or
consents to vote any voting securities of the Company in opposition to the recommendation of the Board with respect to any matter, including the election of directors;

                           (iv) knowingly seek to influence any person with
respect to the voting of any securities of the Company in opposition to the recommendation of the Board with respect to any matter, including but not limited to the election of members of the Board, unless requested to do so by the Company;

                           (v) otherwise act, alone or in concert with others,
to knowingly seek to control or influence the Board or the management or policies of the Company;

                           (vi) otherwise act, alone or in concert with others,
to seek to control the Board or initiate or take any action to obtain representation on the Board, or seek the removal of any director from the Board, except as permitted expressly by this Agreement;

                           (vii) take any action to seek to amend any provision
of the Company's Certificate of Incorporation or Bylaws except as may be approved by the Board;

                           (viii) grant any proxy rights with respect to the
Common Stock to any person not designated by the Company, except for Riley Investment Management LLC and only where it shares voting power pursuant to arrangements that exist on the date of this Agreement or agreements substantially similar to such existing arrangements;

                           (ix) call or seek to have called any meeting of the
stockholders of the Company;

                           (x) propose any matter for submission to a vote of
the stockholders of the Company;

                           (xi) execute any written consents, waiver or demand
with respect to the Common Stock;

                           (xii) unless required by law, make or issue or cause
to be made or issued any public disclosure, announcement or statement (including without limitation the filing of any document with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) (x) in support of any proxy solicitation other than a proxy solicitation by the Company, (y) concerning any matter described in (i) through
(x) above, or (z) negatively commenting upon the Company, including the Company's management, the Board and the Company's strategy, business, or corporate activities;

                           (xiii) enter into any agreements with any third party
with respect to any of the foregoing or take any action which might force the Company to make a public announcement regarding any of the foregoing, except, in each case, as contemplated by this Agreement; or

                           (xiv) form, join or in any way participate in a
"group" (as defined in Section 13(d)(3) of the Exchange Act) for or in connection with any of the foregoing purposes.

The provisions of this Section 5 shall not limit in any respect: (1) the actions of any Riley Director solely in his capacity as a director of the Company, recognizing that such actions are subject to such Riley Director's fiduciary duties to the Company and its stockholders; (2) non-public discussions between the Riley Director and the Riley Group; (3) statements that may be made in research reports of B. Riley & Co., LLC that address the Company's industry in general or that are specific to the Company and related client communications, so long as the Riley Director has not directed, prepared, reviewed or otherwise participated in the preparation of such research report; or (4) B. Riley & Co, LLC's representation of Universal Electronics Inc. in connection with a potential transaction with the Company, including discussions with the Company with respect such transaction, so long as any such actions taken with respect to the foregoing representation are non-public. The provisions of this Section 5 shall not limit in any respect the ability of Mr. Riley to (i) instruct or advise the investment clients over which he possesses sole or shared voting power solely to take the action of voting against the recommendation of the Board to the stockholders or (ii) subject to and without prejudice to Section 4(a) hereof, the ability of any member of the Riley Group or any Affiliate thereof solely to vote as a stockholder on any matter submitted by the Board or any stockholder other than a member of the Riley Group or any Affiliate thereof at any meeting of the Stockholders of the Company; provided, in each case, no member of the Riley Group or any Affiliate thereof makes or issues or causes to be made or issued any public disclosure, announcement or statement in connection with such instruction, advice or vote.

                  (b) As used in this Agreement, the term "Affiliate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; the terms "beneficial owner" and "beneficial ownership" shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms "person" or "persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

         6. VOLUNTARY AGREEMENT. By signing below, the undersigned representatives of the Parties agree and acknowledge they have read and understand the binding nature of this Agreement, that it represents a final and binding settlement according to its terms, and that they are entering into the Agreement voluntarily and with full knowledge of its significance and legal effect.

         7. PUBLIC ANNOUNCEMENT. The Riley Group and the Company shall announce this Agreement and the material terms hereof within two (2) business days of the date hereof by means of a press release in the form attached as Exhibit C hereto.

         8. DISCLOSURE. The Riley Group acknowledges that this Agreement shall be filed with the SEC within four (4) business days of execution on a Current Report on Form 8-K. The Company shall provide the Riley Group with a copy of such Current Report in advance of such filing for review. The Company shall also provide the Riley Group with a copy of the proposed proxy statement for the 2008 Annual Meeting in advance of the filing of the proxy statement with the SEC. Such proxy statement will also contain a description of this Agreement.

         9. SPECIFIC PERFORMANCE. Each member of the Riley Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages. It is accordingly agreed that the members of the Riley Group or any of them, on the one hand, and the Company, on the other hand (the "Moving Party"), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

         10. JURISDICTION; APPLICABLE LAW. Each of the parties hereto:

                  (a) consents to submit itself to the personal jurisdiction of federal or state courts of the State of California in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement,

                  (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court,

                  (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than federal or state courts of the State of California,

                  (d) agrees to waive any bonding requirement under any applicable law, in the case the other Party seeks to enforce the terms by way of equitable relief and

                  (e) irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address of such Party's principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

         11. NO ADMISSION OF LIABILITY. The parties to this Agreement agree that nothing in this Agreement is intended or shall be construed as an admission of liability.

         12. NO CONSTRUCTION AGAINST DRAFTER. For purposes of any action arising out of the application, interpretation, or alleged breach of this Agreement, each Party waives any statutory or common law principle, and any judicial interpretation of this Agreement, which would create a presumption against the other Party as a result of its having drafted any provision of this Agreement. Counsel for the respective parties have reviewed and revised this Agreement, and there shall not be applied any rule construing ambiguities against the drafting party.

         13. ADDITIONAL DOCUMENTS. Each Party agrees that it will execute and provide, at the request of the other Party, any and all such other documents or other written instruments as may be reasonably necessary to effectuate the purposes of the Agreement.

         14. THIRD PARTY BENEFICIARIES. Nothing contained in this Agreement shall create any rights in, or be deemed to have been executed for the benefit of any person or entity that is not a party hereto or a successor or permitted assignee of such party.

         15. ENTIRE AGREEMENT; AMENDMENT AND WAIVER. This Agreement contains the entire understanding of the parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto, or their respective successors or assigns. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

         16. SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and assigns; provided, however, that no Party may assign, delegate or otherwise transfer any of its obligations under this Agreement without the prior written consent of the other Party hereto.

         17. NOTICES. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and delivered by overnight courier or facsimile or electronic mail and shall be deemed duly given on the date of delivery. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

         (a)      If to the Company:

                  ZiLOG, Inc.
                  6800 Santa Teresa Boulevard
                  San Jose, CA  95119
                  Attention:        Darin Billerbeck

                  With a copy to (which shall not constitute notice):

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  525 University Avenue
                  Suite 1100
                  Palo Alto, CA  94301
                  Attention: Thomas Ivey

         (b)      If to the Riley Group:

                  c/o Riley Investment Management LLC
                  11100 Santa Monica Boulevard, Suite 810
                  Los Angeles, CA  90025
                  Attention: Bryant R. Riley

         18. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

         19. COUNTERPARTS. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement.

         20. TERMINATION. The provisions of this Agreement may be terminated by the non-breaching Party in the event of a material breach by the other Party of any of the terms of this Agreement; provided, however, that the non-breaching Party shall first provide written notice to the breaching Party of the facts and circumstances giving rise to such breach, after which the breaching Party shall have five (5) business days from receipt of such notice to fully cure such breach. If the Company's definitive proxy statement is not filed with the SEC on or prior to August 31, 2008 with Mr. Singer as a nominee and the 2008 Annual Meeting is not held by October 10, 2008, then this Agreement shall be terminated and the Nomination Letter shall be deemed to have not been withdrawn. Any termination of this Agreement as provided herein will be without prejudice to the rights of any Party arising out of the breach by the other Party of any provision of this Agreement. Sections 1, 2 and 8 through 20 shall survive any such termination.

                [REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

                  IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date hereof.

ZILOG, INC.                                 RILEY INVESTMENT PARTNERS
                                            MASTER FUND, L.P.

/s/ Darin Billerbeck                        By: Riley Investment Management LLC,
-------------------------------------           its General Partner
Darin G. Billerbeck
President and Chief Executive Officer       /s/ Bryant Riley
                                            ------------------------------------
                                            Bryant R. Riley, Managing Member

                                            RILEY INVESTMENT MANAGEMENT LLC


                                            /s/ Bryant Riley
                                            ------------------------------------
                                            Bryant R. Riley, Managing Member






                                            B. RILEY & CO., LLC


                                            /s/ Bryant Riley
                                            ------------------------------------
                                            Bryant R. Riley, Chairman






                                            BRYANT R. RILEY


                                            /s/ Bryant Riley
                                            ------------------------------------
                                            Bryant R. Riley



                    [SIGNATURE PAGE TO SETTLEMENT AGREEMENT]

                                                                       EXHIBIT A

                     BENEFICIAL OWNERSHIP OF THE RILEY GROUP


                                                      SHARES BENEFICIALLY HELD
                                                      ------------------------
Riley Investment Partners Master Fund, L.P.                     400,126
Riley Investment Management LLC                               1,324,607
B. Riley & Co., LLC                                              84,300

Bryant Riley                                                  1,408,907
---------------------
* Excludes 24,148 shares held by an investment advisory account of Riley Investment Management LLC, with respect to which beneficial ownership is disclaimed.

                                                                       EXHIBIT B

[FORM OF IRREVOCABLE RESIGNATION]

August 8, 2008

Attention: Chairman of the Board of Directors

Reference is made to the Agreement, dated as of August 8, 2008 (the "Agreement"), by and among ZiLOG, Inc. (the "Company") and the Riley Group (as defined therein). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

In accordance with Section 4(c) of the Agreement, at the time the Riley Group fails to beneficially own at least 846,300 shares of Common Stock (as adjusted for reverse stock splits, stock splits and stock dividends), I hereby tender my conditional resignation as a director of the Board, provided that this resignation shall be effective upon the Board's acceptance of this resignation. I hereby acknowledge that this conditional resignation as a director of the Board is as a result of the terms and conditions of the Agreement.

This resignation may not be withdrawn by me at any time during which it is effective. This letter shall terminate once the resignation has become effective.

                                                      Very truly yours,


                                                      --------------------------
                                                      Eric Singer
                                                      Director

                                                                       EXHIBIT C

ZiLOG, Inc.

Contacts:                                               Investors:
Stewart Chalmers                                        Kristine Mozes
Positio Public Relations                                Mozes Communications LLC
(408) 454-6086                                          (781) 652-8875



                         ZILOG ANNOUNCES AGREEMENT WITH
                         RILEY INVESTMENT MANAGEMENT LLC


SANTA CLARA, CA. - August 8, 2008 - ZiLOG, Inc. (NASDAQ: ZILG) today announced that it has entered into a settlement agreement and release with the entities and persons affiliated with Riley Investment Management LLC, resolving all proxy matters and other issues relating to ZiLOG. The agreement provides, among other things, for the following:

         o ZiLOG will promptly increase the total number of directors on its Board of Directors from five to six, divided evenly among its three Classes.

         o ZiLOG's Board of Directors will promptly appoint Eric Singer to join the Board as a director in Class III and appoint him to its Compensation Committee.

         o ZiLOG will include Mr. Singer in its proxy materials as a nominee for election to the Board of Directors as a director in Class III and use its reasonable best efforts to cause Mr. Singer's election to the Board at its 2008 annual meeting, which is expected to be held on October 6, 2008.

         o The Riley entities will vote their shares in favor of ZiLOG's slate of nominees for election to the Board of Directors at the company's 2008 and 2009 annual meetings, and will not solicit proxies in connection with that meeting, including with respect to the proposed bylaw amendments.

         o The Riley entities will abide by certain confidentiality and standstill obligations through the completion of ZiLOG's 2009 annual meeting, including an agreement not to acquire an aggregate beneficial ownership position of more than 13% of ZiLOG's outstanding common stock. The Riley entities and their clients currently own approximately 1,433,055 shares of ZiLOG common stock, representing approximately 8.5 percent of ZiLOG's outstanding shares.

"We are pleased to have achieved this agreement with the Riley Group and believe that it best serves the interests of ZiLOG and its shareholders," said Darin Billerbeck, president and CEO of ZiLOG. "Through this agreement, ZiLOG and RIM will avoid a costly and disruptive proxy contest at a time when the company is exploring a full range of strategic alternatives to enhance shareholder value. We look forward to working with Mr. Singer."

ERIC SINGER (Age 34)

Mr. Singer's principal occupation or employment is Senior Investment Analyst at Riley Investment Management LLC since July 2007. Riley Investment Management LLC is an investment adviser, which provides investment management services and is the general partner of Riley Investment Partners Master Fund, L.P. Mr. Singer began his career at WisdomTree Capital Management in New York from 1995 to 2000 and was affiliated with Singer Capital Management from 2001 to 2003. Most recently, from 2003 to June 2007 Mr. Singer managed private portfolios for Alpine Resources LLC and its related entities. Mr. Singer is a 1995 graduate of Brandeis University.

"We look forward to working with the ZiLOG Board to enhance shareholder value," said Bryant Riley, Managing Member of Riley Investment Management LLC.

ABOUT ZILOG, INC.

ZiLOG is a global supplier of application specific, embedded system-on-chip
(SoC) solutions for secured transactions, consumer electronics and industrial application and an industry leader in remote control and universal IR database solutions. From its roots as an award-winning architect in the microprocessor and microcontroller industry, ZiLOG has evolved to become a leader in production-ready and custom-built SoC solution sets. ZiLOG is headquartered in San Jose, California, and employs approximately 500 people around the world, with sales offices in Asia, Europe, and North America. For more information about ZiLOG and its products, visit http://www.zilog.com/.

CAUTIONARY STATEMENTS

This release contains forward-looking statements relating to expectations, plans or prospects for ZiLOG, Inc. that are based upon the current expectations and beliefs of ZiLOG's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements include those relating to the ZiLOG's evaluation of a course of action that will increase value for ZiLOG stockholders. The risks related to any action to increase shareholder value are detailed in the company's filings with the U.S. Securities and Exchange Commission ("SEC"). ZiLOG does not expect to, and disclaims any obligation to update such statements until release of its next quarterly earnings announcement or in any other manner. ZiLOG, however, reserves the right to update such statement, or any portion thereof, at any time for any reason.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the SEC, including but not limited to, the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2008, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from the Company's website at www.zilog.com.